Exhibit (a)(1)(A)

Offer to Purchase for Cash

by

COLLECTORS UNIVERSE, INC.

Up to 1,750,000 Shares of its Common Stock
(including Associated Preferred Share Purchase Rights)
At a Purchase Price not Less than $5.00 nor Greater Than $5.40 per Share

The Offer, Proration Period and Withdrawal Rights will Expire at 12:00 Midnight, Eastern Time, on July 2, 2009, Unless the Offer is Extended

Collectors Universe, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”) is offering to purchase for cash (the “Offer”), up to 1,750,000 shares of its common stock, $.001 par value (including the associated preferred share purchase rights), upon the terms and subject to the conditions of this Offer to Purchase and the related Letter of Transmittal.  The Offer will commence on June 2, 2009 and terminate at 12:00 Midnight, Eastern Time, on July 2, 2009, or such later date to which the Company may extend the Offer (the “Expiration Date”).  Unless otherwise indicated, all references to shares are to shares of our common stock, including the associated preferred share purchase rights issued under the Rights Agreement dated as of January 9, 2009 between the Company and StockTrans, Inc. (“StockTrans”), as the Rights Agent.  A tender of the shares will constitute a tender of these associated rights.

On the terms and subject to the conditions of the Offer, we will determine the single per share price, not less than $5.00 nor greater than $5.40 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that we will pay for shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of shares so tendered and the prices specified by the tendering stockholders.  We will select the lowest purchase price within the indicated range that will enable us to purchase 1,750,000 shares pursuant to the Offer, or such fewer number of shares as are properly tendered and not properly withdrawn prior to the Expiration Date, at a price not less than $5.00 nor greater than $5.40 per share.  We refer to the purchase price we select within the range indicated for our shares as the “Purchase Price”.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED AND IS NOT CONDITIONED UPON FINANCING. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN CUSTOMARY CONDITIONS. SEE SECTION 7.

All shares that we acquire in the Offer will be acquired at the Purchase Price, regardless of whether the stockholder tendered at a lower price. We will purchase only shares properly tendered at prices at or below the applicable Purchase Price and not properly withdrawn prior to the Expiration Date of the Offer. However, because of the “small lot” priority, proration and conditional tender provisions described in this Offer to Purchase, we may not purchase all of the shares tendered even if stockholders tendered at or below the Purchase Price, if the Offer is oversubscribed.  We will not purchase shares tendered at prices greater than the Purchase Price. Shares tendered but not purchased in the Offer will be returned to the tendering stockholders at our expense promptly after the Expiration Date.

Our shares of common stock are listed and traded on The NASDAQ Global Market (“NASDAQ”) under the symbol “CLCT.”  We publicly announced our intention to commence this Offer on June 2, 2009.  On June 1, 2009, the last full trading day before the announcement of the Offer, the reported closing price of the shares on NASDAQ was $4.55 per share.  Stockholders are urged to obtain current market quotations for the shares.

A detailed discussion of this Offer is contained in this Offer to Purchase.  Stockholders are strongly encouraged to read this entire package of materials, and the publicly filed information about the Company referenced herein, before making a decision regarding this Offer.

THE COMPANY’S BOARD OF DIRECTORS HAS APPROVED THIS OFFER.  HOWEVER, NEITHER THE COMPANY NOR ANY OF ITS DIRECTORS, OFFICERS OR EMPLOYEES, NOR THE INFORMATION AGENT, MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES.  YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER SOME OR ALL OF YOUR SHARES AND THE PRICE OR PRICES AT WHICH YOU WILL TENDER THEM.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Offer to Purchase.  Any representation to the contrary is a criminal offense.

If you have any questions or need assistance, you should contact B. Riley & Co., LLC, the Information Agent for this Offer.  You may request additional copies of this document, the Letter of Transmittal or the Notice of Guaranteed Delivery from the Information Agent at:

B. Riley & Co., LLC
4675 MacArthur Court, Suite 1500
Newport Beach, CA 92660

E-mail: corpfin@brileyco.com
or
Call Toll Free: (800) 494-7354

The address and telephone numbers for StockTrans, the Depositary for the Offer, is:

StockTrans, Inc.
44 West Lancaster Avenue
Ardmore, Pennsylvania 19003

Call: (800) 733-1121 or (610) 649-7300

IMPORTANT PROCEDURES

If you wish to tender all or any part of your shares, you must do one of the following before the Offer expires at 12:00 Midnight, Eastern Time, on July 2, 2009, or such later date and time to which we may extend the Offer:

•
(i) complete and sign the related Letter of Transmittal according to the instructions in the Letter of Transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, including your share certificates, to StockTrans, the Depositary for the Offer, or (ii) tender the shares according to the procedure for book-entry transfer described in Section 3; or

•
request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that nominee and have the nominee tender your shares for you.

If you desire to tender your shares but (1) your share certificates are not immediately available or cannot be delivered to the Depositary by the expiration of the Offer, (2) you cannot comply with the procedure for book-entry transfer by the expiration of the Offer, or (3) you cannot deliver the other required documents to the Depositary by the expiration of the Offer, you must tender your shares according to the guaranteed delivery procedure described in Section 3.

Stockholders must complete the Letter of Transmittal to affect a valid tender of Shares.

Additional copies of this Offer to Purchase, the Letter of Transmittal and other Offer materials may be obtained from B. Riley & Co., LLC, the Information Agent for this Offer, and will be furnished at the Company’s expense.  Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase.  Stockholders may also contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

We are not making the Offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to stockholders in any such jurisdiction.

Table of Contents

Page

SUMMARY TERM SHEET		5
THE OFFER		10
1.	GENERAL TERMS OF THE OFFER.	10
2.	NUMBER OF SHARES; PRORATION	10
3.	PROCEDURE FOR TENDERING STOCKHOLDERS	13
4.	WITHDRAWAL RIGHTS	18
5.	PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE	18
6.	CONDITIONAL TENDER OF STOCKHOLDERS	19
7.	CERTAIN CONDITIONS OF THE OFFER	20
8.	INFORMATION CONCERNING THE COMPANY AND PURPOSES OF THE OFFER	22
9.	PRICE RANGE OF SHARES AND STOCKHOLDERS	26
10.	SOURCE AND AMOUNT OF FUNDS	27
11.	TRANSACTIONS AND AGREEMENTS CONCERNING SHARES	27
12.	EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS; CONDITIONS	28
13.	U.S. FEDERAL INCOME TAX CONSEQUENCES	29
14.	ADDITIONAL INFORMATION; MISCELLANEOUS	34

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights the material terms of the proposed Offer, but you should realize that it does not describe all of the details of the Offer to the same extent described in the body of this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of this document where you will find a more complete discussion. Unless otherwise indicated, references to shares are to shares of our common stock (including the associated preferred share purchase rights), and not to any other securities.

WHO IS MAKING THE OFFER?	Collectors Universe, Inc., a Delaware corporation, with principal executive offices at 1921 E. Alton Avenue, Santa Ana, California 92705, telephone (949) 567-1234.

WHAT ARE WE OFFERING TO PURCHASE?	We are offering to purchase your shares of common stock (including the associated preferred share purchase rights).

WHAT WILL BE THE PURCHASE PRICE FOR THE SHARES?
We are conducting the Offer through a procedure commonly called a modified “Dutch Auction.”  This procedure allows you to select the price per shares (in increments of $0.05) within a price range specified by us at which you are willing to sell your shares. The price range for the Offer is $5.00 to $5.40 per share.  We will determine the Purchase Price that we will pay per share promptly after the Expiration Date. The Purchase Price will be the lowest price at which, based on the number of shares tendered and the prices specified by the tendering stockholders, we can purchase 1,750,000 shares.  If fewer shares are properly tendered, we will select the lowest price that will allow us to buy all the shares that are properly tendered and not properly withdrawn prior to the Expiration Date.

The Purchase Price will not be less than $5.00 nor greater than $5.40 per share. The lower end of the price range for the Offer is greater than the closing sale price for the shares on June 1, 2009, the last full trading day before the public announcement of the commencement of the Offer, when the closing sale price on NASDAQ for a share was $4.55. We will pay the same per share Purchase Price in cash, less any applicable withholding taxes and without interest, for all the shares we purchase in the Offer, even if some of the shares are tendered at a price below the Purchase Price. See Section 2. Under no circumstances will we pay interest on the Purchase Price, even if there is a delay in making payment.

If you wish to maximize the chance that your shares will be purchased in the Offer, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined in the Offer.” If you agree to accept the Purchase Price determined in the Offer, your shares will be deemed to be tendered at the minimum price of $5.00 per share. You should understand that this election could have the effect of decreasing the Purchase Price determined by us, which may result in your shares being purchased at the minimum price per share. See Section 2.

WHAT IS THE MARKET PRICE OF OUR SECURITIES?
Our shares of common stock are listed and traded on The NASDAQ Global Market under the symbol “CLCT.”  On June 1, 2009, the last full trading day before the announcement of the Offer, the reported closing price of the shares on NASDAQ was $4.55 per share.  See Section 9.

HOW MANY SHARES WILL THE COMPANY PURCHASE IN THE OFFER?
We are offering to purchase up to 1,750,000 shares or such lesser amount of shares as may be properly tendered and not properly withdrawn, on the terms and subject to the conditions of the Offer. As of June 1, 2009, we had issued and outstanding approximately 9,158,343 shares of our common stock. The 1,750,000 shares represent approximately 19.1% of our outstanding common stock as of June 1, 2009.  Each share is coupled with an associated preferred share purchase right, which we will acquire with the shares we purchase without paying additional consideration. Subject to certain limitations and legal requirements, we reserve the right to accept for payment, according to the terms and conditions of the Offer, up to an additional 2% of outstanding shares of our common stock (or 183,167 shares). In exercising this right, we may increase the Purchase Price to allow us to purchase all such additional shares. The Offer is not conditioned on any minimum number of shares being tendered. See Section 7.

WHAT ARE THE “ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS”?
Each time we issue a share of common stock, we issue to the holder of the share one preferred share purchase right (the “Right”) to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company pursuant to the Rights Agreement dated as of January 9, 2009 between the Company and StockTrans, as the Rights Agent (the “Rights Agreement”), which is incorporated by reference as an exhibit to our Issuer Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer. These associated preferred share purchase rights are not represented by separate certificates. Instead, they are evidenced by certificates of shares of common stock and they automatically trade with the associated common stock. Unless the context otherwise requires, all references to the shares include the associated preferred share purchase rights, and a tender of the shares will include a tender of the associated preferred share purchase rights. No additional consideration will be paid for the associated preferred share purchase rights.

WHAT WILL HAPPEN IF MORE THAN 1,750,000 SHARES ARE TENDERED AT OR BELOW THE PURCHASE PRICE?
If more than 1,750,000 shares are properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date for the Offer, we will purchase shares as follows:

•      first, from all holders of “small lots” of less than 500 shares who properly tender all of their shares at or below the Purchase Price and do not properly withdraw them before the Expiration Date for the Offer;

•      second, from all other stockholders who properly tender shares at or below the Purchase Price and do not properly withdraw them before the applicable Expiration Date, on a pro rata basis (except for stockholders who tendered shares conditionally if the condition was not satisfied); and

•      third, only if necessary to permit us to purchase 1,750,000 shares, from stockholders who have conditionally tendered shares at or below the Purchase Price and do not properly withdraw them (if the condition was not initially satisfied), by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

Because of the “small lot” priority, proration and conditional tender provisions described above, we may not purchase all of the shares that you tender even if you tender them at or below the Purchase Price. See Section 2.

IF I OWN FEWER THAN 500 SHARES SUBJECT TO THE OFFER AND I TENDER ALL OF MY SHARES, WILL I BE SUBJECT TO PRORATION?
If you beneficially own fewer than 500 shares, in the aggregate, and you properly tender all of these shares at or below the Purchase Price and do not properly withdraw them prior to the Expiration Date for the Offer and you complete the section entitled “Small Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, we will purchase all of your shares without subjecting them to the proration procedure. See Section 2.

WHY IS THE COMPANY MAKING THIS OFFER?
We believe that the repurchase of shares is consistent with our long-term goal of maximizing stockholder value. Our Board of Directors, with the assistance of management and outside advisors, has evaluated our operations, financial condition, capital needs, strategy and expectations for the future and believes that the Offer is a prudent use of our financial resources given our business profile, prospective capital requirements, and the current market price of our shares. Furthermore, we believe the Offer is an efficient means to provide value to our stockholders. The Offer represents the opportunity for us to return cash to stockholders who elect to tender their shares, while at the same time increasing non-tendering stockholders’ proportionate interest in us. See Section 8.

HOW WILL THE COMPANY PAY FOR THE SHARES?	We anticipate that we will purchase shares in the Offer, and pay related fees and expenses, with our available cash resources. Financing is not a condition to the Offer. See Section 10.

WHEN DOES THE OFFER EXPIRE?
The Offer will expire at 12:00 Midnight, Eastern Time, on July 2, 2009, unless we extend it. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is possible the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out their deadline. We may choose to extend the Offer for any reason, subject to applicable laws. We cannot assure you that we will extend the Offer or indicate the length of any extension we may provide. See Section 12.

HOW WILL I BE NOTIFIED IF THE COMPANY EXTENDS, AMENDS OR TERMINATES THE OFFER?
If we decide to extend the Offer, we will issue a press release announcing the extension and the new expiration date by 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date. We will announce any amendment to the Offer by making a public announcement of the amendment. We can terminate the Offer under certain circumstances. See Section 12.

ARE THERE ANY CONDITIONS TO THE OFFER?
While the Offer is not conditioned upon any minimum number of shares being tendered or our receipt of financing, it is subject to customary conditions, such as the absence of court and governmental action prohibiting, challenging or restricting the Offer and the absence of changes in general market conditions or our business that, in our reasonable judgment, are or may be materially adverse to us, as well as other conditions. See Section 7.

ONCE TENDERED, MAY I WITHDRAW MY TENDER?
If you tender shares pursuant to this Offer, you may withdraw your tender at any time until the Expiration Date.  If you wish to withdraw your tender, you must deliver, on a timely basis, a written or facsimile notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of those shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3.

WILL THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS PARTICIPATE IN THE OFFER?	Each of our directors and executive officers has advised us that they do not intend to participate in the Offer and do not intend to tender any of their shares.

DO WE RECOMMEND THAT YOU TENDER YOUR SHARES IN THE OFFER?
Our Board of Directors has approved the Offer.  However, neither the Company nor any of its directors, officers or employees, nor the Information Agent, makes any recommendation to you as to whether to tender or refrain from tendering your shares.  You must make your own decision as to whether to tender some or all of your shares.

HOW DO I TENDER MY SHARES PURSUANT TO THE OFFER?
1)    You must properly complete and duly execute the Letter of Transmittal and deliver it with your share certificate(s) to the Depositary at the address appearing on the back cover page of this document; or

2)    The Depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal; or

3)    You must comply with the guaranteed delivery procedure.

WHEN WILL THE COMPANY PAY FOR THE SHARES I TENDER?
We will pay the applicable Purchase Price to you in cash, less any applicable withholding taxes and without interest, for the shares we purchase promptly after the Expiration Date of the Offer and the acceptance of the shares for payment; provided, however, that, if proration is required, we do not expect to announce the results of the proration and begin paying for tendered shares until at least four (4) business days after the expiration of the Offer. See Section 5.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?	Stockholders that choose not to tender their shares will own a greater percentage interest in our outstanding common stock following consummation of the Offer. See Section 2.

WILL I HAVE TO PAY BROKERAGE COMMISSIONS IF I TENDER MY SHARES?
If you are a registered stockholder and you tender your shares directly to the Depositary, you will not incur any brokerage commissions. If you hold shares through a broker, dealer, commercial bank, trust company or other nominee, we recommend that you consult your broker, dealer, commercial bank, trust company or other nominee to determine whether transaction costs are applicable.  See Section 3.

WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IF I TENDER MY SHARES?
Generally, your receipt of cash from us in exchange for tendered shares will be a taxable transaction for United States federal income tax purposes. The cash you receive for your tendered shares will generally be treated for United States federal income tax purposes either as consideration received in respect of a sale or exchange of the shares purchased by us or as a distribution from us in respect of shares. We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer. Non-United States Holders (as defined in Section 13) are urged to consult their tax advisors regarding the application of United States federal income tax withholding and backup withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedures.

WHO CAN RESPOND TO QUESTIONS OR PROVIDE ASSISTANCE REGARDING THE OFFER?
Please direct questions or requests for assistance, or for additional copies of this Offer to Purchase, the Letter of Transmittal or other materials, in writing, to the Information Agent — B. Riley & Co., LLC, 4675 MacArthur Court, Suite 1500, Newport Beach, CA 92660, E-mail: corpfin@brileyco.com or Call Toll Free: (800) 494-7354.

THE OFFER

1.	GENERAL TERMS OF THE OFFER.

Upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal, we will purchase 1,750,000 shares (including the associated preferred share purchase rights) or such lesser amount of shares as may be properly tendered and not properly withdrawn, in accordance with Section 2, before 12:00 Midnight, Eastern Time, on July 2, 2009, the scheduled Expiration Date of the Offer, unless extended, at a Purchase Price not less than $5.00 nor greater than $5.40 per share, net to the seller in cash, less any applicable withholding taxes and without interest. Unless otherwise indicated, all references to shares are to shares of our common stock, including the associated preferred share purchase rights, and a tender of the shares will constitute a tender of these associated rights.  The Offer will commence on June 2, 2009 and terminate on the Expiration Date, or such later date to which the Company may extend the Offer.

2.	NUMBER OF SHARES; PRORATION

Number of Shares.  In accordance with the rules of the SEC, we may, and we expressly reserve the right to purchase more than 1,750,000 shares pursuant to the Offer without amending or extending the Offer, provided that such increase does not result in an increase of our purchase of greater than 2% of the outstanding shares. In the event of an oversubscription of the Offer as described below, shares tendered at prices at or below the Purchase Price for the Offer (determined as provided herein) will be subject to proration, except for Small Lots (as defined below).

If we:

•	increase the price to be paid for the shares above $5.40 per share, or decrease the price to be paid for the shares below $5.00 per share;

•	increase the number of shares being sought in the Offer by more than 2% of our outstanding shares (or 183,167 shares); or

•	decrease the number of shares being sought in the Offer; and

in any such case the Offer affected by such increase or decrease is scheduled to expire at any time earlier than the expiration of a period ending on the tenth (10th) business day (as defined below) from, and including, the date that notice of any such increase or decrease is first published, sent or given in the manner specified in Section 12, we will extend the affected Offer until the expiration of such period of ten (10) business days.  For the purposes of the Offer, a “business day” means any day other than Saturday, Sunday or a United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED AND IS NOT CONDITIONED UPON FINANCING. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN CUSTOMARY CONDITIONS. SEE SECTION 7.

Purchase Price.  In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender shares must specify the price or prices, not less than $5.00 nor greater than $5.40 per share, at which they are willing to sell their shares to us in the Offer. The lowest price that may be specified for shares is $5.00. The prices that may be specified for shares increase in increments of $0.05 up to the highest price that may be specified which is $5.40 per share. A stockholder who desires to tender shares at more than one price must complete a separate Letter of Transmittal for each price. Alternatively, stockholders desiring to tender shares can choose not to specify a price and, instead, specify that they will sell their shares at the Purchase Price (determined as provided herein) we pay for shares properly tendered and not properly withdrawn pursuant to the Offer, in which case the stockholder will be deemed to have tendered such shares at the minimum price of $5.00 per share. Choosing the second option will maximize the chance that we will purchase a tendering stockholder’s shares, may lower the Purchase Price paid for all purchased shares in the Offer and could result in the tendering stockholder receiving a price per share as low as $5.00. See Section 9 for recent market prices for our shares of common stock.

TO TENDER SHARES PROPERLY, STOCKHOLDERS MUST SPECIFY THE PRICE THEY ARE WILLING TO ACCEPT FOR THE SHARES THEY TENDER OR, ALTERNATIVELY, SPECIFY THAT THEY WILL SELL THEIR TENDERED SHARES AT THE PURCHASE PRICE FOR SUCH SHARES DETERMINED AS PROVIDED HEREIN. IF YOU SPECIFY MORE THAN ONE PRICE FOR YOUR SHARES IN A SINGLE LETTER OF TRANSMITTAL YOU WILL NOT HAVE VALIDLY TENDERED YOUR SHARES. SEE SECTION 3.

As promptly as practicable following the Expiration Date, we will determine the Purchase Price within the applicable price range that we will pay for shares properly tendered and not properly withdrawn, taking into account the number of shares tendered and the prices specified by tendering stockholders. We will select the lowest purchase price within the indicated range that will enable us to purchase 1,750,000 shares pursuant to the Offer, or such fewer number of shares as are properly tendered and not properly withdrawn in the Offer prior to the Expiration Date.  In each case, the Purchase Price will be the net amount payable to the seller in cash, less any applicable withholding taxes and without interest.  Shares properly tendered under the Offer at prices at or below the Purchase Price and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the small lot priority, proration and conditional tender provisions.

We will not purchase shares tendered at prices greater than the Purchase Price, nor will we purchase shares that we do not accept in the Offer because of “small lot” priority, proration and conditional tender provisions. We will return to the tendering stockholders shares that we do not purchase in the Offer at our expense promptly after the applicable Expiration Date.

Stockholders also can specify the order in which we will purchase shares tendered in the Offer in the event that, as a result of the proration provisions or otherwise, we purchase some but not all of the tendered shares pursuant to the Offer. In the event a stockholder does not designate the order and fewer than all shares are purchased due to proration or otherwise, the Depositary will select the order of shares purchased.

Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if more than 1,750,000 shares are properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date for the Offer, we will purchase properly tendered and not properly withdrawn shares on the basis set forth below:

•	First, upon the terms and subject to the conditions of the Offer, we will purchase all shares tendered by any Small Lot Holder (as defined below) of shares who:

o
tenders all shares beneficially owned by such Small Lot Holder at a price at or below the Purchase Price (tenders of less than all of the shares owned by such Small Lot Holder will not qualify for this preference); and

o	completes the section entitled “Small Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•
Second, subject to the conditional tender provisions described in Section 6, we will purchase all other shares properly tendered at prices at or below the Purchase Price and not properly withdrawn on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

•
Third, only if necessary to permit us to purchase 1,750,000 shares from stockholders, shares conditionally tendered and not properly withdrawn (for which the condition requiring us to purchase a specified number of shares was not initially satisfied) at or below the Purchase Price determined in the Offer, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

 As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that all of the shares that a stockholder tenders in the Offer may not be purchased even if they are tendered at prices at or below the Purchase Price. In addition, if a tender is conditioned upon the purchase of a specified number of shares, it is possible that none of those shares will be purchased even though those shares were tendered at prices at or below the Purchase Price.

Small Lots. The term “Small Lots” means, with respect to the shares, all shares properly tendered prior to the applicable Expiration Date at prices at or below the Purchase Price and not properly withdrawn by any person (a “Small Lot Holder”) who beneficially owned fewer than 500 shares, as the case may be, and so certified in the appropriate place in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

To qualify for the Small Lot preference with respect to the Offer, a Small Lot Holder must tender all shares, as applicable, owned by the Small Lot Holder in accordance with the procedures described in Section 3. Small Lots will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 500 or more shares, even if these holders have separate accounts or certificates representing fewer than 500 shares. By tendering in the Offer, a Small Lot Holder who holds shares in its name and tenders its shares directly to the Depositary, would not only avoid the payment of brokerage commissions, but also would avoid any applicable Small Lot discounts in a sale of the holder’s shares. Any Small Lot Holder wishing to tender all of its shares pursuant to the Offer should complete the section entitled “Small Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

Proration. Upon the terms and subject to the conditions of the Offer (including the Small Lot preference discussed above and the conditional tender provisions discussed in Section 6), if more than 1,750,000 shares are properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date, we will purchase such properly tendered and not properly withdrawn shares, as the case may be, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares.

If proration of tendered shares is required, we will determine the proration factor for those shares promptly after the Expiration Date of the Offer. Subject to the conditional tender procedures described in Section 6, proration for each stockholder tendering shares will be based on the ratio of the number of shares properly tendered and not properly withdrawn by the stockholder at or below the Purchase Price selected by us to the total number of shares tendered by all stockholders at or below the Purchase Price selected by us. This ratio will be applied to stockholders tendering shares to determine the number of shares that will be purchased from each tendering stockholder in the Offer. Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, and not properly withdrawn, and because of the Small Lot priority described above and the conditional tender procedure described in Section 6, we do not expect to be able to announce the final proration factor or commence payment for any shares purchased under the Offer until approximately four (4) business days after the Expiration Date for the Offer. The final results of any proration will be announced by press release promptly after the determination thereof.

As described in Section 3 the number of shares that we will purchase from a stockholder under the Offer may affect the United States federal income tax consequences to that stockholder and, therefore, may be relevant to a stockholder’s decision whether or not to tender shares and whether to condition any tender upon our purchase of a stated number of shares held by such stockholder.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares as of June 2, 2009 and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

3.	PROCEDURE FOR TENDERING STOCKHOLDERS

Proper Tender of Shares.  For stockholders to properly tender shares under the Offer:

•
the Depositary must receive, at the Depositary’s address set forth on the back cover page of this Offer to Purchase, share certificates (or confirmation of receipt of such shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “agent’s message,” and any other documents required by the Letter of Transmittal, before the Expiration Date, or

•	the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We recommend that you contact your broker, dealer, commercial bank, trust company or other nominee to determine their applicable deadline.

We recommend that stockholders who hold shares through brokers, dealers, commercial banks, trust companies or other nominees consult the brokers, dealers, commercial banks, trust companies or other nominees to determine whether transaction costs are applicable if they tender shares through the brokers, dealers, commercial banks, trust companies or other nominees and not directly to the Depositary.

In accordance with Instruction 5 of the Letter of Transmittal for shares, each stockholder desiring to tender shares pursuant to the Offer must either (1) check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined in the Offer,” in which case you will be deemed to have tendered your shares at the minimum price of $5.00 per share or (ii) check one, and only one, of the boxes corresponding to the price at which shares are being tendered in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined by Stockholder.” A tender of shares will be proper if one, and only one, of these boxes is checked on the Letter of Transmittal.

If tendering stockholders wish to maximize the chance that we will purchase their shares, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined in the Offer.” NOTE THAT SELECTING “SHARES TENDERED AT PRICE DETERMINED IN THE OFFER,” MAY LOWER THE PURCHASE PRICE PAID FOR ALL PURCHASED SHARES IN THE OFFER AND COULD RESULT IN THE TENDERED SHARES BEING PURCHASED AT THE MINIMUM PRICE OF $5.00 PER SHARE. The lower end of the price range for the offer is greater than the closing sale price for the shares on June 1, 2009, the last full trading day before the public announcement of the commencement of the Offer, when the closing sale price on NASDAQ for a share was $4.55.

Stockholders also can specify the order in which we will purchase shares tendered in the Offer in the event that, as a result of the proration provisions or otherwise, we purchase some but not all of the tendered shares pursuant to the Offer. In the event a stockholder does not designate the order and fewer than all shares are purchased due to proration or otherwise, the Depositary will select the order of shares purchased.

In order to qualify for the preferential treatment available to Small Lot Holders as set forth above, Small Lot Holders must tender all of their shares and also complete the section titled “Small Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

A stockholder who desires to tender shares at more than one price must complete a separate Letter of Transmittal for each price, provided that a stockholder may not tender the same shares (unless properly withdrawn previously in accordance with Section 4) at more than one price. In the event a stockholder has submitted multiple Letters of Transmittal in order to tender shares at more than one price, a separate notice of withdrawal must be submitted in accordance with the terms of the Offer with respect to each separate Letter of Transmittal in order for such withdrawals to be effective.

TO TENDER SHARE PROPERLY, STOCKHOLDERS MUST CHECK ONE AND ONLY ONE PRICE BOX IN THE APPROPRIATE SECTION OF THE LETTER OF TRANSMITTAL. IF YOU CHECK MORE THAN ONE BOX OR IF YOU FAIL TO CHECK ANY BOX AT ALL YOU WILL NOT HAVE VALIDLY TENDERED YOUR STOCKHOLDERS.

Signature Guarantees. No signature guarantee is required: (1) if the Letter of Transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, shall include any participant in DTC, referred to as the “book-entry transfer facility”, whose name appears on a security position listing as the owner of the shares) tendered therewith and such holder has not completed either the section entitled “Special Delivery Instructions” or the section entitled “Special Payment Instructions” on the Letter of Transmittal; or (2) if shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution”, as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (“Exchange Act”). If a certificate for shares is registered in the name of a person other than the person executing a proper Letter of Transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

Payment for shares tendered and accepted for payment under the Offer will be made only after timely receipt by the Depositary of (i) certificates for such shares or a timely confirmation of the book-entry transfer of such shares into the Depositary’s account at the book-entry transfer facility as described above, (ii) a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof, or an agent’s message in the case of a book-entry transfer, and (iii) any other documents required by the applicable Letter of Transmittal.

Method of Delivery. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF YOU CHOOSE TO DELIVER REQUIRED DOCUMENTS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED.

Book-Entry Delivery.  The Depositary will establish an account for the shares at DTC for purposes of the Offer within two (2) business days after the date of this Offer to Purchase.  Any financial institution that is a participant in DTC’s system may make book-entry delivery of shares by causing DTC to transfer such shares into the Depositary’s account in accordance with DTC’s procedure for such transfer.  Even though delivery of shares may be effected through book-entry transfer into the Depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantee, or an agent’s message in the case of a book-entry transfer, and any other required documentation, must in any case be transmitted to and received by the Depositary at its address set forth on the last page of this document prior to the Expiration Date, or the guaranteed delivery procedures set forth herein must be followed. DELIVERY OF THE LETTER OF TRANSMITTAL (OR OTHER REQUIRED DOCUMENTATION) TO DTC DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

United States Federal Backup Withholding Tax. In order to avoid “backup withholding” of U.S. federal income tax on payments of cash pursuant to the Offer, a U.S. stockholder surrendering shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on a Substitute Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 28%. All stockholders surrendering shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Company and the Depositary). Certain stockholders (including, among others, corporations) are not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding. Non-U.S. stockholders should complete and sign the main signature form included as part of the Letter of Transmittal and an appropriate Form W-8 (instead of a Substitute Form W-9), a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See the Letter of Transmittal.

United States Federal Withholding Tax on Payments to Non-United States Stockholders. Non-United States Stockholders (as defined in Section 13) may be subject to a 30% United States federal withholding tax on payments received pursuant to the Offer. As described in Section 13, a sale of shares pursuant to the Offer may qualify for sale or exchange treatment or may constitute a taxable dividend, depending on a particular stockholders’ facts and circumstances. The Depositary generally will treat payments made to Non-United States Stockholders pursuant to the Offer as taxable dividends. Accordingly, in compliance with United States federal income tax laws, the Depositary will withhold 30% of gross proceeds payable to a Non-United States Stockholder unless the Non-United States Stockholder provides the Depositary with (i) a properly executed IRS Form W-8BEN (or other applicable Form W-8) certifying that it is entitled to a reduced rate of withholding under an applicable tax treaty or (ii) a properly executed IRS Form W-8ECI certifying that it is exempt from withholding because the payment is effectively connected with the Non-United States Stockholder’s conduct of a trade or business in the United States. A Non-United States Holder may be eligible to obtain a refund of all or a portion of any tax withheld if the Non-United States Holder meets the “complete termination”, “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 13 that would characterize the exchange as a sale (as opposed to a dividend) with respect to which the Non-United States Holder is not subject to tax or is otherwise able to establish that no tax or a reduced amount of tax is due.

Non-United States Stockholders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedures.

Guaranteed Delivery. If a stockholder desires to tender shares into the Offer and the stockholder’s share certificates are not immediately available or the stockholder cannot deliver the share certificates to the Depositary before the Expiration Date, or the stockholder cannot complete the procedure for book-entry transfer on a timely basis, or if time will not permit all required documents to reach the Depositary before the Expiration Date, the stockholder may nevertheless tender the shares, provided that the stockholder satisfies all of the following conditions:

•	the stockholder makes the tender by or through an eligible guarantor institution;

•
the Depositary receives by hand, mail, overnight courier or facsimile transmission, before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in such Notice of Guaranteed Delivery; and

•
the Depositary receives the share certificates, in proper form for transfer, or confirmation of book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, and including any required signature guarantees, or an agent’s message, and any other documents required by the Letter of Transmittal, within three (3) NASDAQ trading days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

Return of Unpurchased Shares. If any tendered shares are not purchased under the Offer or are properly withdrawn before the applicable Expiration Date, or if less than all shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to give Notice of Defects.  All questions as to the number of shares to be accepted, the price that we will pay for the shares that we accept and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties (absent manifest error). We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender; provided that we will not waive any condition of the Offer with respect to a tender unless we waive that condition for all tenders made in the Offer. Our interpretation of the terms of the Offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by us. None of the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.

Tendering Stockholder’s Representation and Warranty; Company Acceptance Constitutes an Agreement.  A tender of shares under any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to the Company that:

•	the stockholder has a net long position in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 of the Exchange Act (“Rule 14e-4”), and

•	the tender of shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the Offer (including any extensions thereof), the person so tendering:

•	has a net long position equal to or greater than the amount tendered in the shares, or has securities immediately convertible into, or exchangeable or exercisable for, the shares, and

•	will deliver or cause to be delivered the shares in accordance with the terms of the Offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of shares tendered under the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and conditions of the Offer.

Lost or Destroyed Certificates. Stockholders whose share certificate for part or all of their shares has been lost, stolen, misplaced or destroyed may contact StockTrans, the transfer agent for our shares, at (800) 733-1121, for instructions as to obtaining a replacement share certificate. That share certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment. The stockholder may have to post a bond to secure against the risk that the share certificate may subsequently emerge. We recommend that stockholders whose share certificate has been lost, stolen, misplaced or destroyed contact StockTrans immediately in order to permit timely processing of this documentation.

STOCKHOLDERS MUST DELIVER SHARE CERTIFICATES, TOGETHER WITH A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL, INCLUDING ANY SIGNATURE GUARANTEES, OR AN AGENT’S MESSAGE, AND ANY OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY AND NOT TO THE COMPANY OR THE INFORMATION AGENT. THE COMPANY OR THE INFORMATION AGENT WILL NOT FORWARD ANY SUCH DOCUMENTS TO THE DEPOSITARY, AND DELIVERY TO THE COMPANY OR THE INFORMATION AGENT WILL NOT CONSTITUTE A PROPER TENDER OF SHARES.

4.	WITHDRAWAL RIGHTS

Except as this Section 4 otherwise provided, tenders of shares are irrevocable.  You may withdraw shares that you have previously tendered in the Offer according to the procedures described below at any time prior to the Expiration Time for all shares.  You may also withdraw your previously tendered shares at any time after 12:00 Midnight, Eastern Time, on July 2, 2009, the Expiration Date, unless such shares have been accepted for payment as provided in the Offer.

For a withdrawal to be effective, the Depositary must receive, prior to the Expiration Date, a written or facsimile transmission notice of withdrawal at the Depositary’s address set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares that the stockholder wishes to withdraw and the name of the registered holder of the shares. If the share certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the share certificates, the serial numbers shown on the share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the shares have been tendered for the account of an eligible guarantor institution.

If a stockholder has tendered shares under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility’s procedures.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding, subject to the judgments of any courts that might provide otherwise.  Neither the Company nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification, subject to the judgment of any court.

Withdrawals may not be rescinded, and any shares withdrawn will thereafter be deemed not tendered for purposes of the Offer unless such withdrawn shares are validly retendered prior to the Expiration Date by again following one of the procedures described in Section 3.

5.	PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, we will determine the Purchase Price we will pay for the shares properly tendered and not properly withdrawn before the Expiration Date of the Offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders, and will accept for payment and pay for, and thereby purchase, shares properly tendered at prices at or below the Purchase Price so determined and not properly withdrawn prior to such Expiration Date.

For purposes of the Offer, we will be deemed to have accepted for payment, and therefore purchased, shares that are properly tendered at prices at or below the Purchase Price that is determined for the shares and are not properly withdrawn, subject to the “Small Lot” priority, proration and conditional tender provisions of the Offer, only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment under the Offer.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date we will accept for payment and pay a single per share Purchase Price not less than $5.00 nor greater than $5.40 per share in order to purchase 1,750,000 shares, subject to increase or decrease as provided in Section 2, if properly tendered and not properly withdrawn, or such fewer number of shares as are properly tendered and not properly withdrawn.

We will pay for shares purchased under the Offer by depositing the aggregate Purchase Price for such shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.

In the event of proration in connection with the Offer, we will determine the proration factor and pay for those tendered shares accepted for payment pursuant to such Offer promptly after the Expiration Date; however, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately four (4) business days after such Expiration Date. Certificates for all shares tendered and not purchased, including all shares tendered at prices greater than the Purchase Price and shares not purchased due to proration or conditional tender, will be returned to the tendering stockholders, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, at our expense, promptly after the Expiration Date or termination of the Offer without expense to the tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE BE PAID BY THE COMPANY REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT. In addition, if certain events occur prior to the Expiration Date for the Offer, we may not be obligated to purchase shares under the Offer. See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased under the Offer. If, however, payment of the Purchase Price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted.

ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED WITH EACH LETTER OF TRANSMITTAL (OR OTHERWISE ESTABLISH A VALID EXEMPTION) MAY BE SUBJECT TO FEDERAL INCOME TAX BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS PAID TO THE STOCKHOLDER OR OTHER PAYEE UNDER THE OFFER. SEE SECTION 13.

6.	CONDITIONAL TENDER OF STOCKHOLDERS

Subject to the limited exception for holders of Small Lots, in the event of an oversubscription of the Offer, shares tendered at or below the applicable Purchase Price with respect to such shares prior to the applicable Expiration Date will be subject to proration. See Section 2.  In order to avoid (in full or in part) possible proration, a stockholder may tender shares subject to the condition that we must purchase a specified minimum number of the stockholder’s shares tendered pursuant to a Letter of Transmittal if we purchase any shares tendered. Any stockholder desiring to make a conditional tender must so indicate in the section entitled “Conditional Tender” in the Letter of Transmittal and indicate the minimum number of shares that we must purchase if we purchase any shares. We urge each stockholder to consult with his or her own financial or tax advisors with respect to such election.

After the applicable Expiration Date, if more than 1,750,000 shares are properly tendered and not properly withdrawn, so that we must prorate our acceptance of and payment for the tendered shares, we will calculate a preliminary proration percentage with respect to such shares based upon all of such shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares that we purchase from any stockholder below the minimum number specified, the shares conditionally tendered will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a stockholder subject to a conditional tender that are withdrawn as a result of proration will be returned at our expense to the tendering stockholder.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally.  If conditional tenders that would otherwise be regarded as withdrawn would cause the total number of shares that we purchase to fall below 1,750,000 (or such greater number of shares as we may elect to purchase, subject to applicable law) then, to the extent feasible, we will select enough of the shares conditionally tendered that would otherwise have been withdrawn to permit us to purchase such number of shares. In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular taxpayer as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

7.	CERTAIN CONDITIONS OF THE OFFER

Notwithstanding any other provision of the Offer, the Company will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if, at any time on or after the date hereof and before the Expiration Date, any of the following events shall have occurred (or shall have been reasonably determined by the Company to have occurred) that, in the Company’s reasonable judgment and regardless of the circumstances giving rise to the event or events, make it inadvisable to proceed with the Offer or with acceptance for payment:

•
there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the shares under the Offer or otherwise relates in any manner to the Offer;

•
there shall have been any action threatened, instituted, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Company’s reasonable judgment, would or might, directly or indirectly:

o	make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the Offer; or

o	delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the shares;

•	there shall have occurred:

o	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States,

o	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

o	a material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor,

o
the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including but not limited to an act of terrorism,

o
any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions in the United States,

o
any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on business, condition (financial or other), assets, income, operations or prospects or that of any of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or that of any of our subsidiaries,

o	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof,

o
any change (or condition, event or development involving a prospective change) in the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, results of operations or prospects of us or any of our subsidiaries or affiliates, that, in our reasonable judgment, does or is reasonably likely to have a materially adverse effect on us, our subsidiaries and our affiliates, taken as a whole, or we have become aware of any fact that, in our reasonable judgment, does or is reasonably likely to have a material adverse effect on the value of the shares, or

o
any decline in the market price of the shares or the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Industrial Companies or the New York Stock Exchange or the Nasdaq Composite Index by a material amount (including, without limitation, an amount greater than 10%) from the close of business on June 1, 2009;

•
legislation amending the Internal Revenue Code of 1986, as amended, has been passed by either the U.S. House of Representatives or the Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to change the tax consequences of the transaction contemplated by the tender offer in any manner that would adversely affect us or any of our affiliates or stockholders;

•
a tender offer or exchange offer for any or all of the shares (other than this Offer), or any merger, business combination or other similar transaction with or involving the Company, or any of its subsidiaries or affiliates, shall have been proposed, announced or made by any person; or

•	we learn that:

o
any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before June 1, 2009),

o
any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our reasonable judgment; or

o
we reasonably determine that the completion of the Offer and the purchase of the shares may cause the shares to cease to be traded on NASDAQ or to be eligible for deregistration under the Exchange Act.

The foregoing conditions are for the sole benefit of the Company and may be waived by the Company, in whole or in part, at any time and from time to time, before the Expiration Date, in its sole discretion. The Company’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination or judgment by the Company concerning the events described above will be final and binding on all parties.

8.	INFORMATION CONCERNING THE COMPANY AND PURPOSES OF THE OFFER

Information Concerning the Company

We provide grading and authentication services to dealers and collectors of high-value coins, trading cards, event tickets, autographs, memorabilia and stamps.  We believe that our authentication and grading services add value to these collectibles by enhancing their marketability and thereby providing increased liquidity to the dealers, collectors and consumers that own, buy and sell them.

We principally generate revenues from the fees paid for our authentication and grading services.  To a much lesser extent, we generate revenues from other related services consisting of:  (i) the sale of advertising on our websites; (ii) the sale of printed publications and collectibles price guides and advertising in such publications and on our website; (iii) the sale of membership subscriptions; in our Collectors Club which is designed to attract interest in high-value collectibles among new collectors; (iv) the sale of subscriptions to our CCE dealer-to-dealer Internet bid-ask market for certified coins; and (v) the collectibles trade show conventions that we conduct. We also generate revenues from sales of our collectibles inventory, which is comprised primarily of collectible coins that we have purchased under our coin grading warranty program; however, these activities are not the focus of or an integral part of our business.

In March 2009, we discontinued and disposed of the Company’s diamond and colored gemstone (jewelry) authentication and grading businesses.  In February 2009, we disposed of our currency grading and authentication business.

Our principal executive offices are located at 1921 E. Alton Avenue, Santa Ana, California 92705, and our telephone number is (949) 567-1234.  You may find additional information on our website located at http://www.collectors.com. The information contained on our website or connected to our website is not incorporated by reference into this Offer to Purchase and should not be considered part of this Offer to Purchase.

Purposes of the Offer; Certain Effects of the Offer

Purpose of the Offer.  We are making the Offer because we believe that the repurchase of shares is consistent with our long-term goal of maximizing stockholder value. Our Board of Directors, with the assistance of management and outside advisors, has evaluated our operations, financial condition, capital needs, strategy and expectations for the future and believes that the Offer is a prudent use of our financial resources given our business profile, prospective capital requirements, and the current market price of our shares.

We believe that the modified Dutch Auction set forth in this Offer to Purchase represents a mechanism to provide our stockholders who will tender with the opportunity to tender all or a portion of their shares and, thereby, receive a return of their investment if they so elect. The Offer provides stockholders (particularly those who, because of the size of their share holdings, might not be able to sell their shares without potential disruption to the applicable share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the applicable share price and the usual transaction costs associated with market sales. Furthermore, Small Lot Holders who hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased pursuant to the Offer will avoid any applicable Small Lot discounts that might be payable on sales of their shares.

After the completion of the Offer, we expect to have sufficient cash to meet our cash needs for normal operations, anticipated capital expenditures and acquisition opportunities that may arise.

Certain Effects of the Offer. The Offer presents potential risks and disadvantages to us and our continuing stockholders. The Offer will reduce our “public float,” which is the number of shares owned by non-affiliate stockholders and available for trading in the securities markets, and is likely to reduce the number of our stockholders. These reductions may result in lower or higher stock prices and/or reduced liquidity in the trading market for our shares as well as increased volatility of our share price after completion of the Offer. Future open market purchases, if authorized, would further reduce our public float.

Stockholders who do not tender their shares pursuant to the Offer and stockholders who otherwise retain an equity interest in us as a result of a partial tender of shares or a proration will continue to be owners of us. As a result, those stockholders will likely realize a proportionate increase in their relative equity interest in us and, thus, in our future earnings and assets, if any, and will bear the attendant risks associated with owning our equity securities, including risks resulting from our purchase of shares and our reduced public float.

Shares that the Company acquires pursuant to the Offer will become authorized but unissued shares and will be available for reissuance by the Company without further stockholder action (except as may be required by applicable law or the rules of NASDAQ or any securities exchange on which the shares are listed).  Subject to applicable state laws and rules of NASDAQ, such shares could be issued without stockholder approval for, among other things, acquisitions, the raising of additional capital for use in the Company’s business, stock dividends or in connection with stock option plans and other plans, or a combination thereof.

We can give no assurance that we will not issue additional shares or other equity interests in the future. Stockholders may be able to sell non-tendered shares in the future on NASDAQ or otherwise, at a net price which may be significantly higher than the purchase price in the offer. We can give no assurance, however, as to the price at which a stockholder may be able to sell his, her or its shares in the future, which price may be higher or lower than the purchase price paid by us in the Offer.

The Company may in the future purchase additional shares on the open market, in private transactions, through tender offers or otherwise.  Any such purchases may be on the same terms as, or on terms that are more or less favorable to stockholders than, the terms of the Offer.  However, Rule 13e-4 promulgated under the Exchange Act, generally prohibits the Company and its affiliates from purchasing any shares, other than pursuant to the Offer, until at least ten business days after the expiration or termination of the Offer.  Any possible future purchases by the Company will depend on several factors including, without limitation, the ability of the Company to make such purchases with cash or investment balances or under its financing agreements in effect at the time, the market price of the shares, the results of the Offer, the Company’s business and financial position and general economic and market conditions.

Board of Directors Approval

On May 21, 2009, the Company’s Board of Directors unanimously approved the Offer and the terms and conditions set forth in this Offer to Purchase, the Letter of Transmittal and related documents.  However, neither the Company nor any of its directors, officers or employees, nor the Information Agent, makes any recommendation to you as to whether to tender or refrain from tendering your shares.  You must make your own decision as to whether to tender some or all of your shares.

Beneficial Ownership of Common Stock by Directors and Executive Officers

The following table sets forth as of June 1, 2009, the beneficial ownership of shares by each of our directors and executive officers who beneficially owns shares of our common stock; and (ii) by all of our directors and executive officers as a group:

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Class
A. Clinton Allen(2)	117,725	1.3%
Deborah A. Farrington(2)	65,338	*
David G. Hall(3)	940,765	10.3%
Michael J. McConnell(2)	49,646	*
A. J. Bert Moyer(2)	65,338	*
Van D. Simmons(4)	274,182	3.0%
Bruce A. Stevens(2)	18,588	*
Joseph J. Wallace(5)	39,050	*
All Directors and Executive Officers, as a group (8) persons)(6)	1,570,633	16.7%
_________________
* Less than 1%

(1)	No “associates” of these persons, as such term is defined in Rule 12b-2 of the SEC, beneficially own shares.
(2)
Includes the following numbers of shares which may be purchased on exercise of employee or director stock options that were exercisable on, or will become exercisable within 60 days of, June 1, 2009: Mr. Allen—89,375 shares; Ms. Farrington—45,650 shares; and Mr. Moyer—41,250 shares. Included in the number of shares owned, respectively, by Ms. Farrington and Messrs. Allen, Moyer, Stevens and McConnell are 6,483 restricted shares that will vest by December 2, 2009.

(3)
Includes 51,066 shares held in grantor trusts established for Mr. Hall’s children. Mr. Hall may, under limited circumstances, exercise dispositive power (but he does not have voting power) over those shares and, for that reason, may be deemed to share such dispositive power with the trustees of those trusts.

(4)
Includes (i) 17,022 of the shares held by the grantor trusts established by Mr. Hall for his children that are referred to in footnote (3) above, because Mr. Simmons is a trustee for certain of those trusts. As trustee, he exercises voting power, and shares dispositive power with Mr. Hall, with respect to those 17,022 shares and, therefore, those shares are included in both of their respective share ownership totals. Mr. Simmons does not have any financial or pecuniary interest in any of the shares held in these trusts. Also includes 16,500 shares, which Mr. Simmons may purchase by exercising director options that were exercisable on or will become exercisable within 60 days of June 1, 2009 and 6,483 restricted shares that will vest by December 2, 2009.

(5)
Includes 33,000 shares, which may be purchased on exercise of employee or director stock options that were exercisable on, or will become exercisable within 60 days of, June 1, 2009.  Also included in the shares owned by Mr. Wallace are 6,048 restricted shares, which are scheduled to vest in four (4) equal annual installments of 1,512 shares each, commencing on November 4, 2008 and the same day of each year thereafter; provided, that Mr. Wallace is employed by the Company on those dates.

(6)
Includes a total of 225,775 shares which our executive officers and directors have the right to acquire by exercise of stock options that were exercisable on, or will become exercisable within 60 days of, June 1, 2009 and the restricted shares set forth in footnotes 2, 4 and 5 above.

Each of our directors and executive officers has advised us that they do not intend to participate in the Offer and do not intend to tender any of their shares.

None of our directors or executive officers effected any transactions in the shares since December 2, 2008.

9.	PRICE RANGE OF SHARES AND STOCKHOLDERS

Shares of our common stock are listed and traded on The NASDAQ Global Market under the symbol “CLCT.”   The following table sets forth the high and the low closing sales prices of our common stock as reported on NASDAQ for the periods indicated from April 1, 2007 to June 1, 2009.  The table set forth below has been adjusted to reflect a 10% stock dividend distributed on November 3, 2008 to all stockholders of record on October 20, 2008.

	Closing Share Prices
	High	Low	Cash Dividend Per Share
Year Ending June 30, 2009:

Fourth Quarter*	$4.81	$3.91	$0.00

Third Quarter	4.18	2.64	0.00

Second Quarter	6.83	2.42	0.00

First Quarter	8.45	5.90	0.23

Year Ending June 30, 2008:

Fourth Quarter	$9.60	$7.37	$0.23

Third Quarter	11.14	7.95	0.23

Second Quarter	12.77	9.54	0.23

First Quarter	14.36	11.81	0.23

Year Ending June 30, 2007:

Fourth Quarter	$13.90	$12.24	$0.11

*Through June 1, 2009.

On June 1, 2009, the last full trading day before the announcement of the Offer, the reported closing price of our shares of common stock on NASDAQ was $4.55 per share.  We recommend that holders obtain current market quotations for the shares, among other factors, before deciding whether or not to tender their shares.

Holders

As of June 1, 2009, there were approximately 77 holders of record of our common stock.  We believe that the number of beneficial holders of our common stock is approximately 575.

Dividends

On May 31, 2006, the Company adopted a dividend policy that called for the payment of quarterly cash dividends of $0.07 per common share, for an expected annual cash dividend of $0.28 per share.  The quarterly cash dividend was increased to $0.11 per share in the third quarter of fiscal 2007.  Then, effective in the first quarter of fiscal 2008, the quarterly cash dividend was increased to $0.23 per common share for an expected annual cash dividend to stockholders of $0.92 per common share.  The dividend amounts have been adjusted to reflect the 10% stock dividend distributed in November 2008, as more fully described below.

On September 26, 2008, the Board of Directors determined that, due to market and economic conditions, including the liquidity crisis in the United States, the prudent course of action would be, and the Board of Directors voted, to suspend the future payment of cash dividends in order to preserve the Company's cash resources to support the continued implementation of the Company's strategic plan and the growth of its business.  At the same time, the Board of Directors approved a 10% stock dividend on the Company's outstanding shares, which was distributed on November 3, 2008 to all stockholders of record on October 20, 2008.

10.	SOURCE AND AMOUNT OF FUNDS

The Offer is not conditioned upon financing.  We will use our existing working capital to purchase the shares tendered in the Offer.  We will also use our existing working capital to pay expenses associated with this Offer, estimated to be $200,000.

11.	TRANSACTIONS AND AGREEMENTS CONCERNING SHARES

Other than as set forth below, and as set forth in our Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws, there are no agreements, arrangements or understandings between us, or any of our directors or executive officers identified above and any other person with respect to the shares.

A.          Information Agent Agreement.  In connection with the Offer and as a financial advisor to the Company, B. Riley & Co., LLC will receive a fee equal to US $100,000.  In addition, B. Riley & Co., LLC is entitled to reimbursement of its reasonable out-of-pocket expenses.

B.          Rights Agreement.   On January 9, 2009 we entered into a Rights Agreement with StockTrans, as Rights Agent, whereby our Board of Directors declared a dividend distribution of one Right for each outstanding share of our common stock. The dividend was paid on January 23, 2009 to the stockholders of record on that date. Each share of common stock issued after that date also carries with it one Right. Each Right, when it becomes exercisable, will entitle the record holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock, $0.001 par value, at an exercise price of $14 per Unit, subject to adjustment.  The Rights become exercisable upon the earliest of the following dates: (i) ten (10) calendar days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of twenty percent (20%) or more of the outstanding shares of the Company’s common stock, or (ii) ten (10) business days following the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group beneficially owning twenty percent (20%) or more of the outstanding shares of the common stock.  The Rights expire on the close of business on (i) January 9, 2012, if the Rights Agreement is approved on or before January 9, 2010 by the affirmative vote of the holders of a majority of the shares of the common stock, present or represented by proxy and entitled to vote on that matter, at a meeting of the stockholders held in accordance with applicable law, or (ii) January 9, 2010, if the Rights Agreement is not so approved by the stockholders on or before that date, in each case, unless the Rights are previously redeemed, exchanged or terminated.   The Rights may be redeemed by us at a price of $0.001 per Right.

C.          Arrangements with Directors and Executive Officers.  Our directors and certain key employees, including our executive officers, receive stock options, stock awards and other restricted equity interests pursuant to our various Stock Incentive Plans, which are described in Note 13 to the financial statements contained in our Annual Report on Form 10-K for the year ended June 30, 2008, which descriptions are incorporated herein by reference.  On June 1, 2009, the Compensation Committee of the Company’s Board of Directors approved a stock incentive plan for its executive officers pursuant to which they will be granted restricted shares, the vesting of which will be contingent on the financial performance of the Company in fiscal 2010.  The plan is described in more detail in the Company's Current Report on Form 8-K filed on June 2, 2009 and is incorporated herein by reference.

D.          Share Repurchases.  On December 6, 2005, the Company publicly announced that its Board of Directors had approved a stock buyback program that authorized the Company to make up to $10 million of stock repurchases in the open market or private transactions, in accordance with applicable SEC rules.  The Company is under no obligation to repurchase any shares under this program, and the timing, actual number and value of shares that may be repurchased under this program will depend on a number of factors, including the Company’s future financial performance, the Company’s available cash resources and competing uses for the cash that may arise in the future, prevailing market prices of the Company’s common stock and the number of shares that become available for sale at prices that the Company believes are attractive.  During the years ended June 30, 2008, 2007 and 2006, the Company repurchased and retired 255,367, 79,769 and 200,036 shares (as adjusted to reflect the 10% stock dividend distributed in November 2008), respectively, for which it paid a total of approximately $2,198,000, $945,000 and $2,618,000, respectively.  From July 1, 2008 to June 1, 2009, the Company repurchased approximately 200,000 shares under this program due to an involuntary sale of shares by its Chief Executive Officer, at a cost of approximately $484,000.  At June 1, 2009, the Company continued to have approximately $3.7 million remaining under its buyback program.

12.	EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS; CONDITIONS

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be determined by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer.

Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares that we seek to purchase in this Offer. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made under the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through a national newswire service.

If we change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If the Company (1) increases the price to be paid for the shares above $5.40 per share, decreases the price to be paid for the shares below $5.00 per share, decreases the number of shares being sought in the Offer or increases the number of shares being sought in the Offer by more than 2% of our outstanding shares, and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 12, the Offer will be extended until the expiration of such period of ten business days.

13.	U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material United States federal income tax consequences of the Offer to stockholders whose shares are properly tendered and accepted for payment pursuant to the Offer. Those stockholders who do not participate in the Offer should not have any United States federal income tax consequences as a result of the Offer. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed United States Treasury Regulations promulgated under the Code, published rulings, administrative pronouncements and judicial decisions, all as of the date hereof and any changes to which could affect the tax consequences described in this Offer to Purchase (possibly on a retroactive basis). This summary addresses only shares held as capital assets. It does not address all of the tax consequences that may be relevant to particular stockholders because of their personal circumstances (including, without limitation, certain financial institutions, brokers, dealers or traders in securities or commodities, insurance companies, “S” corporations, partnerships (including entities treated as partnerships for United States federal incomes tax purposes), expatriates, tax-exempt organizations, tax-qualified retirement plans, persons who are subject to alternative minimum tax, persons who hold shares as a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction, or United States Holders (as defined below) that have a functional currency other than the United States dollar). This summary also does not address tax considerations arising under any state, local or foreign laws, or under United States federal estate or gift tax laws.

In addition, if a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a stockholder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A stockholder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of participating in the Offer.

For purposes of this summary, a “United States Holder” is a beneficial owner of shares that for United States federal income tax purposes is any of the following:

•	a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any State or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust, or certain other trusts considered United States Holders for United States federal income tax purposes.

 A “Non-United States Holder” is a beneficial owner of shares, other than a partnership or other entity treated as a partnership for United States federal income tax, who is not a United States Holder.

Stockholders should consult their own tax advisors to determine the particular tax consequences to them of participating in the Offer, including the applicability and effect of any state, local or foreign tax laws.

Consequences of the Offer to United States Holders

Characterization of the Purchase—Distribution vs. Sale Treatment. Our purchase of shares from a United States Holder pursuant to the Offer will be a taxable transaction for United States federal income tax purposes.

As a consequence of any such purchase, a United States Holder will, depending on the United States Holder’s particular circumstances, be treated either as having sold the shares or as having received a distribution in respect of such United States Holder’s shares.

We cannot predict whether any particular United States Holder will be subject to sale or distribution treatment.

Section 302 Tests—Determination of Sale or Distribution Treatment.

Our purchase of shares pursuant to the Offer will be treated as a sale of the shares by a United States Holder if any of the following Section 302 tests is satisfied:

•	as a result of the purchase, there is a “complete redemption” of the United States Holder’s equity interests in us;

•	as a result of the purchase, there is a “substantially disproportionate” reduction in the United States Holder’s equity interest in us; or

•	the receipt of cash by the United States Holder is “not essentially equivalent to a dividend.”

As indicated above, if none of these tests is met with respect to a particular United States Holder, then our purchase of shares pursuant to the Offer will be treated as a distribution. In applying the Section 302 tests, the constructive ownership rules of Section 318 of the Code generally apply. Under the constructive ownership rules, a United States Holder will be considered to own shares of our common stock owned, directly or indirectly, by certain members of the holder’s family and certain entities (such as corporations, partnerships, trust and estates) in which the United States Holder has an equity interests, as well as certain shares of our common stock which the United States Holder has an option to acquire.

•
Complete Redemption. The purchase of shares pursuant to the Offer will result in a “complete redemption” of a United States Holder’s equity interest in the Company, if, immediately after such purchase, such holder owns, actually and constructively, no shares of our common stock. In applying the “complete redemption” test, a United States Holder may be able to waive the application of constructive ownership through the family attribution rules, provided that such holder complies with the provisions of Section 302(c) of the Code and applicable Treasury Regulations. A United States Holder wishing to satisfy the “complete redemption” test through satisfaction of the special conditions set forth in Section 302(c) of the Code should consult their tax advisors concerning the mechanics and desirability of those conditions. A United States Holder who holds shares or options to acquire shares of our common stock will be treated as the constructive owner of such shares of our common stock, and therefore will not be eligible for “complete redemption” treatment.

•
Substantially Disproportionate. In general, our purchase of a United States Holder’s shares pursuant to the Offer will be “substantially disproportionate” as to a United States Holder if, immediately after the purchase, the percentage of the outstanding shares of our common stock that the United States Holder actually and constructively owns (including shares of our common stock constructively owned as a result of the ownership of options) is less than 80% of the percentage of the outstanding shares of our common stock actually and constructively owned by the United States Holder immediately before the purchase.

•
Not Essentially Equivalent to a Dividend. Our purchase of a United States Holder’s shares pursuant to the Offer will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the United States Holder’s proportionate interest in us, given the United States Holder’s particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held corporation is minimal and who exercises no control over corporate affairs should constitute a “meaningful reduction.” A United States Holder who intends to qualify for sale treatment by demonstrating that the proceeds received from us are “not essentially equivalent to a dividend” are strongly urged to consult their tax advisor because this test will be met only if the reduction in such holder’s proportionate interest in us is “meaningful” given the particular facts and circumstances of the holder in the context of the Offer. In particular, depending on the total number of shares purchased pursuant to the Offer, it is possible that a tendering stockholder’s percentage interest in us (including any interest attributable to shares of our common stock constructively owned by the stockholder as a result of the ownership of shares or options) could increase even though the total number of shares of our common stock beneficially owned by such stockholder decreases.

If a United States Holder sells shares to persons other than us, gain or loss recognized on such sales will be capital gain or loss and will be long-term capital gain or loss if the holder held the shares for more than one year at the date of the sale. If such sale occurs at or about the time such holder also sells shares pursuant to the Offer, and the various sales effected by the United States Holder are part of an overall plan to reduce or terminate such holder’s proportionate interest in us, then the sales to persons other than us may, for United States federal income tax purposes, be integrated with the United States Holder’s sale of shares pursuant to the Offer and, if integrated, should be taken into account in determining whether such holder satisfies any of the Section 302 tests with respect to shares sold to us.

If a stockholder does not satisfy any of the Section 302 tests, the purchase will not be treated as a sale or exchange and the amount received by the stockholder from us will be treated as a dividend to the United States Holder to the extent of the United States Holder’s share of our current and accumulated earnings and profits, if any, as determined under United States federal income tax principles. Such a dividend would be includible in the United States Holder’s gross income without reduction for the tax basis of the shares sold, and no current loss would be recognized. Currently, if certain holding period and other requirements are met, dividends are taxable at a maximum rate for individual United States Holders of 15%, which is the same as the maximum tax rate for long-term capital gains. To the extent that the amount received by a United States Holder exceeds the United States Holder’s share of our current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent, generally, of the United States Holder’s tax basis in its shares of our common stock and any reminder will be treated as capital gain from the sale of the shares. To the extent that a purchase of a United States Holder’s shares by us in the Offer is treated as the receipt of a dividend, the United States Holder’s remaining adjusted tax basis (after the adjustment as described in the preceding sentence) in the purchased shares will be added to any shares of our common stock retained by the United States Holder, subject to certain adjustments in the case of a corporate stockholder.

To the extent that a corporate United State Holder is treated as receiving a dividend, as described above, it may be eligible for a dividends received deduction (subject to applicable limitations). In addition, any amount received by a corporate United States Holder that is treated as a dividend may constitute an “extraordinary dividend” under Section 1059 of the Code, thereby resulting in a reduction of tax basis or possible gain recognition in any amount equal to the non-taxed portion of the dividend. Section 1(h)(11)(D)(ii) of the Code provides that for years prior to 2011, if an individual, trust or estate receives an extraordinary dividend with respect to a share of stock eligible for the reduced qualified dividend rates, a subsequent loss of the share will be characterized as long-term capital loss to the extent of such dividend.  United States Holders should consult their own tax advisors as to the application of the provisions of the Code to the Offer and the tax consequences of dividend treatment of the purchase of shares pursuant to this Offer in their particular circumstances.

See Section 3 with respect to the application of U.S. federal backup withholding tax to payments made pursuant to the Offer.

Consequences of the Offer to Non-United States Holders

The United States federal income tax treatment of our purchase of shares from a Non-United States Holder pursuant to the Offer will depend on whether such holder is treated, based on the Non-United States Holder’s particular circumstances, as having sold the shares or as having received a distribution in respect of such Non-United States Holder’s shares. The appropriate treatment of the purchase of shares will be determined in the manner described above with respect to the United States federal income tax treatment of a purchase of shares pursuant to the Offer in the case of United States Holders (see “Consequences of the Offer to United States Holders—Section 302 Tests—Determination of Sale or Distribution Treatment”).

A Non-United States Holder that satisfies any of the Section 302 tests explained above will be treated as having sold the shares purchased by us pursuant to the Offer. A Non-United States Holder will generally not be subject to United States federal income tax (and would be eligible to obtain a refund of any amounts withheld as described below) on gain recognized on a sale of shares unless any one or more of the following is true:

•
the gain is effectively connected with a trade or business of the Non-United States Holder in the United States and, if certain tax treaties apply, is attributable to a permanent establishment in the United States maintained by such holder;

•
in the case of an individual Non-United States Holder who holds the stock as a capital asset, the individual is present in the United States for 183 days in the taxable year of the disposition and certain other conditions are met; or

•
in the case of a Non-United States Holder who owns or has owned, directly or indirectly, during the relevant statutory period more than 5% of our stock, we are or have been a “United Sates real property holding corporation” and certain other requirements are met.

 We do not believe that we have been or currently are a “United States real property holding corporation.” Individual Non-United States Holders who are treated, for United States federal income tax purposes, as having sold their shares to us pursuant to the Offer and that are present in the United States for 183 days or more during the year will be taxed on their gains from the sale of the shares, net of applicable United States gains and losses from sale or exchanges of other capital assets incurred during the year, at a flat rate of 30%. Non-United States Holders who are treated as having sold their shares to us pursuant to the Offer and that are subject to United States federal income tax on such sale (as described above) generally will be taxed on such sale in the same manner in which a United States Holder would be taxed.

If a Non-United States Holder does not satisfy any of the Section 302 tests explained above, the full amount received by the Non-United States Holder with respect to our purchase of shares under the Offer will be treated as a distribution to the Non-United States Holder with respect to the Non-United States Holder’s shares of our common stock. The treatment, for United States federal income tax purposes, of such distribution as a dividend, a tax-free return of capital, or as a capital gain from the sale of shares will be determined in the manner described above with respect to the United States federal income tax treatment of a purchase of shares pursuant to the Offer in the case of United States Holders (see “Consequences of the Offer to United States Holders—Characterization of the Purchase—Distribution vs. Sale Treatment”). As described more fully below, to the extent amounts received by a Non-United States Holder are treated as a dividend, such Non-United States Holder will be subject to withholding.

Withholding For Non-United States Holders. Because, as described above, we cannot predict whether any particular stockholder will be subject to sale or distribution treatment, the Depositary generally will treat the cash received by a Non-United States Holder participating in the Offer as a dividend distribution from us. Accordingly, the Depositary generally will withhold United States federal income tax equal to 30% of the gross proceeds payable to the Non-United States Holder or his or her agent, unless (i) an exemption from, or a reduced rate of, withholding tax is available under a tax treaty or such gross proceeds are effectively connected with the conduct of a trade or business of the Non-United States Holder within the United States and (ii) the stockholder so certifies on the appropriate IRS Form W-8 as described below. In order to obtain a reduced rate of withholding under a tax treaty, a Non-United States Holder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8BEN and/or W-8IMY. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid under the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-United States Holder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI. If tax is withheld, a Non-United States Holder may be eligible to obtain a refund of all or a portion of such tax withheld if such Non-United States Holder satisfies one of the Section 302 tests described above or is otherwise able to establish that no withholding or a reduced amount of withholding is due. Backup withholding generally will not apply to amounts subject to the 30% or treaty-reduced rate of United States federal income tax withholding.

NON-UNITED STATES HOLDERS MAY BE SUBJECT TO INCOME TAX ON THE SALE OF SHARES PURSUANT TO THE OFFER, EVEN IF SUCH HOLDERS WOULD NOT BE SUBJECT TO TAX IF THOSE SAME SHARES WERE SOLD ON THE OPEN MARKET. IN ADDITION, NON-UNITED STATES HOLDERS MAY BE SUBJECT TO A 30% WITHHOLDING TAX ON THE SALE OF SHARES PURSUANT TO THE OFFER, EVEN IF THE TRANSACTION IS NOT SUBJECT TO INCOME TAX. NON-UNITED STATES HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES TAX CONSEQUENCES OF PARTICIPATION IN THE OFFER, INCLUDING THE APPLICATION OF UNITED SATES FEDERAL INCOME TAX WITHHOLDING RULES, ELIGIBILITY FOR A REDUCTION OF OR AN EXEMPTION FROM WITHHOLDING TAX, AND THE REFUND PROCEDURE.

Information Reporting and Backup Withholding.

Under the United States federal income tax laws, the Depositary will be required to backup withhold at the applicable statutory rate on the Purchase Price paid to certain stockholders (who are not “exempt” recipients) pursuant to the Offer. To avoid such backup withholding, each such United States Holder must provide the Depositary with such stockholder taxpayer identification number and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal, or otherwise establish to the satisfaction of the Depositary that such stockholder is not subject to backup withholding. Certain “exempt” recipients (including, among others, all corporations and certain Non-United States Holders) are not subject to these backup withholding requirements. For a Non-United States Holder to qualify for such exemption, such Non-United States Holder must submit an IRS Form W-8BEN (or other applicable IRS form), signed under penalties of perjury, attesting to such Non-United States Holding’s exempt status.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the stockholder’s United States federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding under current Treasury Regulations.

THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

14.	ADDITIONAL INFORMATION; MISCELLANEOUS

We filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer is a part.  This Offer does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO.  We recommend that stockholders review the Schedule TO, including the exhibits, and the other materials we have filed with the SEC before making a decision on whether to accept the Offer.

We will assess whether we are permitted to make the Offer in all jurisdictions.  If we determine that we are not legally able to make the Offer in a particular jurisdiction, we reserve the right to withdraw the Offer in that particular jurisdiction and we will inform stockholders of this decision.  If we withdraw the Offer in a particular jurisdiction, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders residing in that jurisdiction.

Our Board of Directors recognizes that the decision to accept or reject this Offer is an individual one that should be based on a variety of factors and stockholders should consult with personal advisors if holders have questions about their financial or tax situation.

We are subject to the information requirements of the Exchange Act and in accordance therewith we file and furnish reports and other information with the SEC.  All reports and other documents we have filed or furnished with the SEC, including the Schedule TO relating to the Offer, or will file or furnish with the SEC in the future, can be read and copied at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. You may also inspect such filings on the Internet website maintained by the SEC at www.sec.gov.

Sincerely,

/s/ Michael J. McConnell
Michael J. McConnell Chief Executive Officer Collectors Universe, Inc.

June 2, 2009

The Depositary for the Offer is:

BY MAIL, HAND OR OVERNIGHT COURIER
StockTrans, Inc.
Attn: Re-Organization Dept.
44 West Lancaster Avenue
Ardmore, PA 19003-2318

BY FACSIMILE TRANSMISSION:
(610) 649-7302

CONFIRM FACSIMILE RECEIPT BY TELEPHONE:
(800) 733-1121
or
(610) 649-7300

Please direct any questions or requests for assistance and requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below. Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

B. Riley & Co., LLC
4675 MacArthur Court, Suite 1500
Newport Beach, CA 92660

E-mail: corpfin@brileyco.com

or

Call Toll Free: (800) 494-7354